Exhibit 99.3

NOTICE OF OUR 2026 ANNUAL MEETING OF SHAREHOLDERS

WHAT:
2026 Annual Meeting of Shareholders (the **Meeting**) of Precision Drilling Corporation

WHEN:
Thursday, May 14, 2026, at 10:00 a.m. Mountain Daylight Time (MDT)

WHERE:
Virtual-only Meeting via live audio webcast online at **https://meetnow.global/M9JFRVX**

This year, we will be holding the Meeting in a virtual-only format via live audio webcast where registered shareholders and duly appointed proxyholders can participate, vote, or submit questions during the Meeting.

	Business Items	Recommendation of the Board
1	Receive the Audited Consolidated Financial Statements and Report of the Auditors for the Year Ended December 31, 2025	
2	Appoint the Auditors and Authorize the Directors to Set the Auditors' Fee	FOR
3	Elect the Directors	FOR
4	Participate in Our 'say on pay' Advisory Vote	FOR
5	Other Business	

Your Vote is Important

The 2026 Annual Meeting of Shareholders is your opportunity to express your views on important matters related to the Company. Shareholders are encouraged to exercise their right to vote.

The Management Information Circular includes important information regarding the matters to be considered at the Meeting, voting procedures, our governance practices, and executive compensation in Precision Drilling Corporation. For more information on how to vote your shares and procedures for attending and participating at the virtual Meeting, see "*General Information About the Annual Meeting*" on page 59 of the enclosed Management Information Circular.

By order of the Board of Directors,

/s/ Veronica H. Foley

Veronica H. Foley
Chief Legal and Compliance Officer